Filed by: M&T Bank Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: People’s United Financial, Inc. (Commission File No.: 001-33326)

On February 22, 2021, the following communication was made available to employees of M&T Bank Corporation.

Employee Q&As

1.	What was announced?

•	M&T Bank Corporation and People’s United Financial announced today that we have entered into a definitive agreement under which M&T will acquire People’s United in an all-stock transaction.

2.	What are the terms of the transaction?

•	Under the terms of the agreement, People’s United Bank shareholders will receive 0.118 share of M&T common stock for each People’s United share they own.

•	Following completion of the transaction, former People’s United shareholders will collectively own approximately 28% of the combined company.

•	The implied total transaction value based on closing prices on February 19, 2021 is approximately $7.6 billion.

3.	Why are M&T and People’s United entering into the transaction now?

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M&T has regularly assessed its businesses and banking environment to ensure we continually add value for our shareholders, customers, communities, and employees and remain competitive in the broader marketplace.

•	We believe that People’s United is a strong strategic partner who shares a similar culture, approach to service, and complementary offerings and geographic footprint.

•	The acquisition will provide customers and employees access to a larger banking network and an expanded array of products, services, and technology.

4.	Why do these two companies fit well together?

•	People’s United is a strong strategic partner who shares a similar culture, approach to service, and complementary geographic footprint.
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The combined company will be a diversified, community-focused banking franchise with approximately $200 billion in assets and a network of more than 1,100 branches and over 2,000 ATMs spanning 12 states from Maine to Virginia and the District of Columbia.

•	In addition, there are other attractive financial and operating benefits.

•	M&T expects the transaction to be immediately accretive to its tangible book value per share.

•	It is further expected that the transaction will be 10-12% accretive to M&T’s earnings per share in 2023, reflecting estimated annual cost synergies of approximately $330 million.

•	Our enhanced scale will also further our ability to invest in innovation on behalf of our customers.

5.	When is the deal expected to close and what regulatory approvals does this transaction require? Does M&T see any issues obtaining regulatory requirements?

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The merger is expected to close in the fourth quarter of 2021, subject to the satisfaction of customary closing conditions, including receipt of customary regulatory approvals and approval by the shareholders of each company.

•	We look forward to working closely with regulators and policy makers throughout this process.

6.	What track record does M&T have of making acquisitions of this size and completing a successful integration?

•	Once completed, this transaction will mark M&T’s 25th acquisition.

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We believe M&T’s leadership team has the necessary experience to ensure a smooth transition for employees and customers and to successfully integrate and capitalize on the significant opportunity available to the combined company.

7.	What can we say to customers?

•	Our goal is to make the transaction as seamless as possible for our customers.

•	Operationally, it remains business as usual in all markets until the transaction closes in 4Q 2021.

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In the coming months, the integration team, which includes leadership from both M&T and People’s United, will provide a comprehensive communications plan for customers to ensure all updates are conveyed in a timely manner.

8.	What are the next steps in the transaction and what is the timeline for integration?

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The merger is expected to close in the fourth quarter of 2021, subject to the satisfaction of customary closing conditions, including receipt of customary regulatory approvals and approval by the shareholders of each company.

•	M&T will work with People’s United Bank through a comprehensive integration process to finalize the specifics of the future organization.

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In the coming days, Michele Trolli will be standing up a new Integration Team with support from Tom Hayes. Mike Keegan, in his recently announced new role as head of Community Markets, will be instrumental in helping us connect with our new communities.

9.	Can you tell me more about People’s United Bank?

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People’s United Bank, N.A. is a subsidiary of People’s United Financial, Inc., a diversified, community-focused financial services company headquartered in the Northeast with more than 6,000 employees.

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Founded in 1842, People’s United Bank offers commercial and retail banking through a network of over 400 retail locations in Connecticut, New York, Massachusetts, Vermont, New Hampshire, and Maine, as well as wealth management solutions.

•	The company also provides specialized commercial services to customers nationwide.

10.	Why does this deal make sense for M&T?

•	People’s United is a strong strategic partner who shares a similar culture, approach to service, and complementary offerings and geographic footprint.

•	The merger will accelerate M&T’s expansion by providing customers and employees access to a larger banking network and expanded array of products, services, and technology.

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The combined company will be a diversified, community-focused banking franchise with approximately $200 billion in assets and a network of more than 1,100 branches and over 2,000 ATMs that span 12 states from Maine to Virginia and the District of Columbia.

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In addition, there are other attractive financial and operating benefits. M&T expects the transaction to be immediately accretive to its tangible book value per share. It is further expected that the transaction will be 10-12% accretive to M&T’s earnings per share in 2023, reflecting estimated annual cost synergies of approximately $330 million. Our enhanced scale will also further our ability to invest in innovation on behalf of our clients.

11.	Will the transaction impact current projects I’m working on? How should I prioritize my personal workflow until close?

•	In the coming months, M&T will work with People’s United through a comprehensive integration process to finalize the specifics of the future organization.

•	Although much of your work will be critical to the success of the combined company, we will be continuously reevaluating the pace and prioritization of all projects.

•	M&T leadership is committed to ensuring you are informed of key developments at the appropriate time.

12.	How will we balance important initiatives like CX and Transformation alongside closing the transaction?

•	Initiatives such as CX and Transformation are foundational and will be critical to the success of the combined company.

•	That said, we will continuously reevaluate the pace and prioritization of all in-flight initiatives in light of this morning’s news.

•	M&T leadership will ensure you are informed of any key developments that may impact these initiatives.

13.	What happens next for me and our team?

•	Acquisitions and conversions are always hard work, but thanks to you, there’s no one better in the business at it than M&T, and until the anticipated close in 4Q 2021, it remains business as usual.

•	M&T leadership is committed to ensuring you are informed of key developments at the appropriate time.

14.	Can I contact my counterpart at People’s United to start working on plans for the integration of the two companies?

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No. M&T will organize an Integration Team that will be responsible for managing integration activities, including communications, and the Integration Office will reach out to you if your assistance is needed.

•	Please remember that even after this announcement, we are two separate companies until the official merger date, which is expected to occur in 4Q 2021.

•	Therefore, there are extensive laws and regulations that must be followed in all of our communications.

•	If you believe that contact is necessary before you are contacted by the Integration Office, please reach out to Tom Hayes to discuss.

15.	Where will People’s United Bank sit within M&T?

•	Operationally, it remains business as usual until close, which is anticipated in 4Q 2021.

•	In the coming months, M&T will work with People’s United through a comprehensive integration process to finalize the specifics of the future organization, including organizational charts.

16.	Will there be layoffs?

•	We do not expect this integration process to have significant impact on current M&T employees.

•	In the coming months, M&T will work with People’s United Bank through a comprehensive integration process to finalize the specifics of the future organization.

17.	How, if at all, will our leadership team change?

•	René Jones will serve as chairman and chief executive officer of the combined company.

•	Upon closing, Jack Barnes, Kirk Walters and three other current members of the board of directors of People’s United will join M&T’s board of directors.

18.	Will M&T pursue other growth opportunities in the near future?

•	We are always looking to grow organically and take advantage of strategic opportunities.

•	At this time, we are focused on closing the transaction and successfully integrating People’s United into the M&T family.

19.	What should we do if we are contacted by the media?

•	Please direct all media inquiries to Maya Dillion, head of Corporate Communications: MDILLON@WilmingtonTrust.com, 646.735.1958.

Additional Information and Where to Find It

In connection with the proposed transaction, M&T Bank Corporation (“M&T”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of M&T’s capital stock to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement of M&T and People’s United Financial, Inc. (“People’s United”), which will be sent to the shareholders of M&T and People’s United seeking their approval of the proposed transaction.

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS OF M&T AND PEOPLE’S UNITED AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT M&T, PEOPLE’S UNITED AND THE PROPOSED TRANSACTION. Investors will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about M&T and People’s United, without charge, at the SEC’s website (http://www.sec.gov). Copies of the registration statement, including the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Investor Relations, M&T Bank Corporation, One M&T Plaza, Buffalo, New York 14203, telephone (716) 635-4000, or Steven Bodakowski, People’s United Financial, Inc., 850 Main Street, Bridgeport, Connecticut 06604, telephone (203) 338-4202.

Participants in the Solicitation

M&T, People’s United and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding M&T’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 9, 2020, and certain of its Current Reports on Form 8-K. Information regarding People’s United’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 6, 2020, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on current expectations, estimates and projections about M&T’s and People’s United’s businesses, beliefs of M&T’s and People’s United’s management and assumptions made by M&T’s and People’s United’s management. Any statement that does not describe historical or current facts is a forward-looking statement, including statements regarding the expected timing, completion and effects of the proposed transactions and M&T’s and People’s United’s expected financial results, prospects, targets, goals and outlook. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could,” or “may,” or by variations of such words or by similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions (“Future Factors”) which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Future Factors include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between M&T and People’s United; the outcome of any legal proceedings that may be instituted against M&T or People’s United; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where M&T and People’s United do business; certain restrictions during the pendency of the merger that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; M&T’s and People’s United’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by M&T’s issuance of additional shares of its capital stock in connection with the proposed transaction; and other factors that may affect future results of M&T and People’s United; the business, economic and political conditions in the markets in which the parties operate; the risk that the proposed combination and its announcement could have an adverse effect on either or both parties’ ability to retain customers and retain or hire key personnel and maintain relationships with customers; the risk that the proposed combination may be more difficult or time-consuming than anticipated, including in areas such as sales force, cost containment, asset realization, systems integration and other key strategies; revenues following the proposed combination may be lower than expected, including for possible reasons such as unexpected costs, charges or expenses resulting from the transactions; the unforeseen risks relating to liabilities of M&T or People’s United that may exist; and uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on People’s United, M&T and the proposed combination.

These are representative of the Future Factors that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates, general economic and political conditions, either nationally or in the states in which M&T, People’s United or their respective subsidiaries do business, including interest rate and currency exchange rate fluctuations, changes and trends in the securities markets, and other Future Factors.

M&T provides further detail regarding these risks and uncertainties in its latest Form 10-K and subsequent Form 10-Qs, including in the respective Risk Factors sections of such reports, as well as in subsequent SEC filings. Forward-looking statements speak only as of the date made, and M&T does not assume any duty and does not undertake to update forward-looking statements.